Exhibit 99.2

7030 Ang Mo Kio Street, Avenue 5, #04-48,

North Star@AMK, Singapore

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS

TO BE HELD ON JUNE 29, 2026

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Meeting”) of the members (the “Members”) of Fitness Champs Holdings Limited, a Cayman Islands exempted company (the “Company”) to be held at 7030 Ang Mo Kio Street, Avenue 5, #04-48, Singapore, at 10 a.m. Singapore Time on June 29, 2026 (10 p.m. Eastern Standard Time on June 28, 2026) for the purpose of considering and, if thought fit, passing (with or without amendments) the following resolutions:

Proposal 1A.	Authorized Share Capital Increase

An ordinary resolution that the Company’s authorized share capital be increased from US$500,000 divided into (a) 177,777,777.78 Class A Ordinary Shares with a par value of US$0.00225 each, (b) 22,222,222.22 Class B Ordinary Shares with a par value of US$0.00225 each and (c) 22,222,222.22 Preferred Shares with a par value of US$0.00225 each to US$23,000,000 divided into (a) 10,177,777,777.78 Class A Ordinary Shares with a par value of US$0.00225 each, (b) 22,222,222.22 Class B Ordinary Shares with a par value of US$0.00225 each and (c) 22,222,222.22 Preferred Shares with a par value of US$0.00225 each (the “Share Capital Increase”); and

Proposal 1B.	Amended and Restated Memorandum and Articles of Association

A special resolution that subject to and immediately following the Share Capital Increase being effected, the Amended and Restated Memorandum and Articles of Association of the Company as set forth in Annex A to the Notice of the Extraordinary General Meeting be adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the Company, to reflect the Share Capital Increase.

Proposal 2.	Share Consolidations

(A)	An ordinary resolution that conditional upon the approval of the board of directors of the Company (the Board) in its sole discretion, with effect as of the date(s) the Board may determine (the Effective Date) and subject to such Effective Date being within one (1) calendar year after the date of passing these resolutions:

(i)	all the issued and outstanding and authorized and unissued shares of the Company (collectively, the “Shares”) be consolidated, at any one time or multiple times during a period of up to one calendar year after the Meeting, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion provided that the accumulative ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each a “Share Consolidation”) shall be at a ratio of no less than two-for-one (2:1) and no more than five hundred-for-one (500:1), with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;
(ii)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and
(iii)	any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion;

(B)	An ordinary resolution that the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation(s) during a period of one (1) calendar year after the date of passing these resolutions; or (ii) elect not to implement any Share Consolidation during a period of one (1) calendar year after the date of passing these resolutions; and

(C)	An ordinary resolution that any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

Proposal 3:	Approve Further Amended and Restated Memorandum and Articles of Association to reflect the Share Consolidations

A special resolution that subject to and immediately following any Share Consolidation being effected, the Company adopt a further amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.

Proposal 4:	Authorization of Directors and Officers

An ordinary resolution that each of the directors and officers of the Company be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Proposal 5:	Adjournment

An ordinary resolution to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. We are not aware of any other business to come before the Meeting. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board reserves its right to determine not to proceed with, and abandon, the Share Consolidation contemplated above if it determines in its sole discretion that implementing the Share Consolidation is not in the best interests of the Company and its Shareholders. As such, if the Board did not determine a ratio within such one-year period, the Share Consolidation would not proceed and will be abandoned.

The Board of Directors of the Company has fixed the close of business on June 9, 2026 (Singapore time) as the record date (the “Record Date”) for determining the members entitled to receive notice of and to vote at the Meeting or any adjourned or postponed meeting thereof. Accordingly, only Members at the close of business on the Record Date are entitled to attend and vote at the Meeting or at any adjournment or postponement that may take place.

All Members are cordially invited to attend the Meeting in person. Regardless of your plan to attend/not attend the Meeting, please vote either over the Internet or by completing the enclosed proxy card and signing, dating, and returning it promptly. Sending in your proxy will not prevent you from voting in person at the Meeting.

The notice of the Meeting, this proxy statement, and the proxy card will be sent to shareholders on or about June 15, 2026.

It is important that your shares are represented at the Meeting. We urge you to review the attached proxy statement and, whether or not you plan to attend the Meeting in person, please vote your shares promptly by casting your vote via the internet or, if you prefer to mail your proxy or vote instructions, please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the internet or by mail before the Meeting, or by voting in person at the Meeting.

If you plan to attend the Meeting in person, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Meeting and vote in person.

The Notice of the Extraordinary General Meeting of Members, the Proxy Card and the Proxy Statement are also available through our website at fitnesschamps.sg.

By Order of the Board of Directors,

Joyce Lee Jue Hui

Chief Executive Officer & Executive Director

June 10, 2026